Exhibit 99.1

BESPOKE CAPITAL PROVIDES UPDATE ON PROPOSED

COMBINATION WITH VINTAGE WINE ESTATES

BCAC Shareholder Meeting to be held on May 6, 2021 to Approve Transaction

Toronto, ON and Santa Rosa, CA – April 26, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) provided an update on progress toward completing its business combination with Vintage Wine Estates (“VWE”).

Recent $100 Million Common Stock Investment from Wasatch Global Investors

Funds managed by Wasatch agreed last week to increase their investment in Bespoke. On Friday, April 23, Bespoke was pleased to announce an additional $100 million investment at $10.00 per share. Bespoke believes the investment represents a strong endorsement of the VWE combination. This cornerstone investment provides the combined BCAC-VWE company with significant incremental capital to support its growth strategy.

BCAC Shareholder Meeting on May 6, 2021

Three important resolutions have been put forward for BCAC shareholders to approve at the upcoming May 6th shareholder meeting:

1)	Approval of extension of the permitted investment timeline to July 30, 2021.

2)	Approval of the transaction with VWE.

3)	Approval of the redomestication of BCAC from British Columbia to Nevada.

Voting on these measures will not adversely affect other BCAC shareholder rights, including rights to cause BCAC to redeem their shares later or affect the BCAC warrants. However, the failure to approve these measures could adversely affect the proposed VWE combination and may result in BCAC being wound-up and the BCAC warrants expiring worthless. A vote in favor of the resolutions will seek to preserve the value of the BCAC warrants.

Accordingly, the BCAC Board of Directors urges shareholders of record as of March 31, 2021,

the record date for the meeting, to vote FOR each of the resolutions.

If BCAC’s registration statement is not declared effective by the SEC prior to May 6, 2021, BCAC expects to seek to approve the extension resolution at the meeting, but may adjourn or postpone the votes on approval of the transaction and redomestication to comply with SEC requirements.

BCAC’s Reasons for the Recommendation

The BCAC Board of Directors believes that the proposed combination with VWE presents a compelling investment opportunity. In reaching its recommendation that BCAC shareholders vote in favor of the resolutions, the BCAC Board of Directors considered a number of factors, including:

•	Industry Tailwinds – The wine industry in which VWE operates is very large, fragmented and enduring, with a growing addressable market of over $50 billion in the United States alone.

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Strong Management – The VWE management team has a focused approach to cost control, strong innovation capabilities, a powerful and diversified distribution capability, strong sales and marketing, and a high-quality portfolio of brands.

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Remarkable Historical Growth and Prospects for Future Financial Performance – VWE’s net revenue CAGR and Adjusted EBITDA CAGR have each exceeded 20% since 2010. This success has been driven by a combination of organic growth, new product innovation and over 20 successfully integrated acquisitions.

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M&A Strategy – VWE has historically been a consistent, serial consolidator. VWE has successfully acquired 20 wineries in the past 10 years and believes that U.S. wine industry conditions are increasingly positive for synergistic acquisitions.

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Valuation – BCAC believes that the transaction is very attractively valued for shareholders at 11.9x EV/Adjusted EBITDA FY22 of $63 million and FY22 P/E of 22.7x (including acquisitions) and that the transaction represents a discount to comparable listed companies.

Redemption Rights

Holders of Class A Restricted Voting Shares of BCAC have a right to redeem their shares prior to 4:00 p.m. (EDT) on May 3, 2021 in connection with the vote to approve an extension of the permitted timeline to complete the qualifying acquisition. BCAC has agreed that it will allow any shareholder who previously submitted a redemption request to revoke their redemption until the redemption deadline. BCAC estimates that each Class A Restricted Voting Share so redeemed will be redeemed for approximately $10.11.

In addition to this right, holders of Class A Restricted Voting Shares will also have a second redemption right that will extend for not less than 21 days after the final prospectus is filed with Canadian regulators and BCAC’s registration statement is declared effective by the SEC.

Accordingly, shareholders should be aware that they will have a second opportunity to redeem their Class A Restricted Voting Shares prior to the completion of the transaction if they choose not to redeem at this time.

Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction, the shareholder meeting and its business, estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”)

or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.